UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

iPass Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

46261V108

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46261V108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sea Change Investments Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 - (See Note 1)

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 3,555,000

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,555,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable.

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) CO

Note 1 - John Alsop is the holder of a proxy which provides him with voting power over all 3,555,000 shares held by Sea Change Investments Inc.  This proxy terminated on January 19, 2004 at which time sole voting power over the 3,555,000 shares reverted to the board of directors of Sea Change Investments Inc.  Consequently, subsequent to January 19, 2004, John Alsop ceased to have, and Sea Change Investments Inc. gained, sole voting power over the 3,555,000 shares held by Sea Change Investments Inc.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John Alsop

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,555,000 (See Note 1)

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,555,000 (See Note 1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable.

11.	Percent of Class Represented by Amount in Row (9) 5.9% (See Note 1)

12.	Type of Reporting Person (See Instructions) IN

Note 1 - John Alsop is the holder of a proxy which provides him with voting power over all 3,555,000 shares held by Sea Change Investments Inc.  This proxy terminated on January 19, 2004 at which time sole voting power over the 3,555,000 shares reverted to the board of directors of Sea Change Investments Inc.  Consequently, subsequent to January 19, 2004, John Alsop ceased to have, and Sea Change Investments Inc. gained, sole voting power over the 3,555,000 shares held by Sea Change Investments Inc.

Item 1.
	(a)	Name of Issuer iPass Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3800 Bridge Parkway Redwood Shores, CA 94065

Item 2.
	(a)	Name of Person Filing (1) Sea Change Investments Inc. (2) John Alsop
(b)

Address of Principal Business Office or, if none, Residence
(1) 3100 Steeles Avenue West, Suite 205

Concord, Ontario

Canada L4K 3R1

(2) 3100 Steeles Avenue West, Suite 205

Concord, Ontario,

Canada, L4K 3R1

	(c)	Citizenship (1) Canadian (2) Canadian
	(d)	Title of Class of Securities Common Stock, par value $0.001
	(e)	CUSIP Number 46261V108

Item 3.
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 3,555,000 shares (See Note 1)
	(b)	Percent of class: 5.9% (See Note 1)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 3,555,000 shares (See Note 1)
		(ii)	Shared power to vote or to direct the vote 0 shares
		(iii)	Sole power to dispose or to direct the disposition of 3,555,000 shares
		(iv)	Shared power to dispose or to direct the disposition of 0 shares

Note 1 - John Alsop is the holder of a proxy which provides him with voting power over all 3,555,000 shares held by Sea Change Investments Inc.  This proxy terminated on January 19, 2004 at which time sole voting power over the 3,555,000 shares reverted to the board of directors of Sea Change Investments Inc.  Consequently, subsequent to January 19, 2004, John Alsop ceased to have, and Sea Change Investments Inc. gained, sole voting power over the 3,555,000 shares held by Sea Change Investments Inc.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒**.

**This box is being checked only with respect to John Alsop, and not as to Sea Change Investments Inc.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004

Sea Change Investments Inc.

/s/ Richard Earle
Signature

Richard Earle, Chief Executive Officer
Name/Title

/s/ John Alsop
John Alsop